

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 1, 2008

By U.S. mail and facsimile to 011 (853) 28323265

Ms. Eliza Y. P. Pang
Chief Financial Officer
Deswell Industries, Inc.
17B, Edificio Comercial Rodrigues
599 Avenida da Praia Grande
Macao

   RE: Deswell Industries, Inc.
     Form 20-F for the fiscal year ended March 31, 2007
     File No. 0-26448

Dear Ms. Pang:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

        Sincerely,

        John M. Hartz
        Senior Assistant Chief
        Accountant